Exhibit 12.1

JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income before income taxes (a)	$623	$279	$209	$145	$161
Less: Capitalized interest	(14)	(13)	(8)	(5)	(4)
Add:
Fixed charges	237	255	270	273	272
Amortization of capitalized interest	4	3	2	2	2
Adjusted earnings	$850	$524	$473	$415	$431
Fixed charges:
Interest expense	$142	$154	$167	$171	$172
Amortization of debt costs	6	8	9	8	8
Rent expense representative of interest	89	93	94	94	92
Total fixed charges	$237	$255	$270	$273	$272
Ratio of earnings to fixed charges (a)	3.59	2.05	1.75	1.52	1.59

(a)	Excluding the $241 million gain on the sale of LiveTV in 2014 would result in a ratio of earnings to fixed charges of 2.57.